INDEPENDENT AUDITORS' CONSENT


We consent to the use of our report on our audit of the consolidated financial statements of Software Publishing Corporation Holdings, Inc. as of and for the year ended December 31, 1997 included in the Company's annual report on Form 10-KSB incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report, dated April 15, 1998, which was based in part upon the report of other independent auditors, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. An emphasis paragraph regarding a federal income tax contingency was added to the report.


/s/ Richard A. Eisner & Company, LLP

New York, New York
May 29, 1998